Exhibit (d)(4)

NON-QUALIFIED STOCK OPTION NOTICE

FOR ISRAELI EMPLOYEES

VeriFone Holdings, Inc.

OPTION_DATE-

FIRST_NAME- LAST_NAME-
ADDRESS_LINE1-
ADDRESS_LINE2-
COUNTRY-

Re: VeriFone Holdings, Inc. Grant of Non-Qualified Stock Option

Dear : FIRST_NAME-:

VeriFone Holdings, Inc. (the “Company”) is pleased to advise you that, pursuant to the Company’s 2006 Equity Incentive Plan and Appendix A — Israel (the “Plan”), the Company’s Compensation Committee has granted to you an option (the “Option”) to acquire shares of the Company’s common stock, par value $0.01 per share (the “Common Stock”), as set forth below (the “Option Shares”), subject to the terms and conditions set forth herein and in the Plan:

Number of Option Shares	TOTAL_SHARES_GRANTED-
Date of Grant	OPTION_DATE-
Exercise Price per Option Share	OPTION_PRICE-
Initial Vesting Date of Option Shares	VEST_DATE_
Expiration Date of All Option Shares	EXPIRATION_DATE_

The Option is not intended to be an “incentive stock option” within the meaning of Section 422 of the U.S. Internal Revenue Code of 1986.

The Option is intended to conform in all respects with and is subject to all applicable provisions of, the Plan (which is incorporated herein by reference). Certain capitalized terms used herein are defined in the Plan. Inconsistencies between this Agreement and the Plan shall be resolved in accordance with the terms of the Plan.

1. Option.

(a) Term. Subject to the terms and conditions set forth herein and in the Plan, the Company hereby grants to you (subject to transfer to other persons as permitted by paragraph 5 below) an Option to purchase the Option Shares at the exercise price per Option Share set forth above in the introductory paragraph of this letter (the “Exercise Price”), payable upon exercise as set forth in paragraph 1(b) below. The Option shall expire at 5:00 P.M., PDT, on the date set forth above in the introductory paragraph of this letter (the “Expiration Date”), which is the seventh (7th) anniversary of the date of grant set forth above in the introductory paragraph of this letter (the “Grant Date”), subject to earlier expiration as provided in paragraph 2(c) below should you cease to be an employee, officer or director of the Company or a Subsidiary. The Exercise Price and the number and kind of shares of Common Stock or other property for which the Option may be exercised shall be subject to adjustment as provided in paragraph 6 below.

(b) Payment of Option Price. Subject to paragraph 2 below, the Option may be exercised in whole or in part upon payment of an amount (the “Option Price”) equal to the product of (i) the Exercise Price and (ii) the number of Option Shares to be acquired. Payment of the Option Price shall be made by one or more of the following means:

(i) in cash (including check, bank draft, money order or wire transfer of immediately available funds);

(ii) if approved by the Committee in connection with a Change in Control, by delivery of a demand promissory note made by the participant in favor of the Company,

(iii) by simultaneous sale through a broker reasonably acceptable to the Committee of Option Shares acquired on exercise, as permitted under Regulation T of the Federal Reserve Board; or

(iv) by any combination of the foregoing.

2. Trust.

The Option and the Shares received upon exercise shall be controlled by a trustee appointed by the Company (the “Trustee”) for the Optionee’s benefit for at least such period of time as required by Section 102 or any shorter period determined under the Ordinance (with respect to the “capital gain route”) or by the Israeli Tax Authority (the “Lock-Up Period”). In the event that bonus Shares or dividends in the form of additional Shares are issued in respect of the Shares controlled by the Trustee, or as a result of an adjustment made pursuant the Plan, such Shares shall be controlled by the Trustee for your benefit and the provisions of Section 102 of the Ordinance and the Income Tax (Tax Abatement on the Grant of Shares to Employees) Regulations 2003 (the “Regulations”) shall apply to such Shares for all purposes. You shall be able, at any time, to request the sale of the Shares or the release of the Shares from the Trustee, subject to the terms of the Plan, this Agreement and any applicable law. Without derogating from the aforementioned, if the Options or Shares are released by the Trustee during the Lock-Up Period, the sanctions under Section 102 of the Ordinance shall apply to and be borne by you. The Shares shall not be sold or released from the control of the Trustee unless the Company, your employer and the Trustee are satisfied that the full amount of Tax-Related Items (as defined in Section 4 below) due have been paid or will be paid in relation thereto.

3. Exercisability/Vesting and Expiration.

(a) Normal Vesting. The Option granted hereunder may be exercised only to the extent it has become vested. Twenty-five percent (25) of the Option shall vest on the Initial Vesting Date as set forth in the introductory paragraph of this letter, and thereafter six and  1/4 percent (6.25) of the Option shall vest on the last day of each three-month period following the Initial Vesting Date, in each case, however, subject to the provisions of paragraph 2(c) below.

(b) Normal Expiration. In no event shall any part of the Option be exercisable after the Expiration Date.

(c) Effect on Vesting and Expiration of Employment Termination. Notwithstanding paragraphs 2(a) and (b) above, the following special vesting and expiration rules shall apply if your employment or service with the Company terminates prior to the Option becoming fully vested and/or prior to the Expiration Date:

(i) Death or Disability. If you die or become subject to a Disability while an employee, officer of, or otherwise performing services for, the Company or a Subsidiary, then (A) all of your Option that was vested and exercisable on the date of your death or Disability shall remain exercisable for, and shall otherwise terminate at the end of, a period of 365 days from the date of such death or Disability, but in no event after the Expiration Date; provided that in the case of a Disability, you do not engage in Competition during such 365-day period unless you have received written consent to do so from the Board or the Committee, and (B) all of your Option that was not vested and exercisable on the date of your death or Disability shall be forfeited immediately.

(ii) Retirement. If you cease to be an employee, officer of, or to perform other services for, the Company or a Subsidiary upon the occurrence of your Retirement, then (A) all of your Option that was vested and exercisable on the date of Retirement shall remain exercisable for, and shall otherwise terminate at the end of, a period of 180 days after the date of Retirement, but in no event after the Expiration Date; provided that you do not engage in Competition during such 180-day period unless you have received written consent to do so from the Board or the Committee, and (B) all of your Option that was not vested and exercisable on the date of Retirement shall be forfeited immediately.

(iii) Discharge for Cause. If you cease to be an officer or employee of, or to perform other services for, the Company or a Subsidiary due to Cause, all of your Option shall expire and be forfeited immediately upon such cessation, whether or not then vested and exercisable.

(iv) Change in Control. In the event of a Change in Control, you agree that the Committee may cancel and terminate all or any portion of your Option not exercised in connection therewith.

(v) Other Termination. Unless otherwise determined by the Committee, if you cease to be an officer or employee of, or to otherwise perform services for, the Company or a Subsidiary for any reason other than death, Disability, Retirement or Cause (whether or not in breach of local labor laws), (A) all of your Option that was vested and exercisable on the date of such cessation shall remain exercisable for, and shall otherwise terminate at the end of, a period of 90 days after the date of such cessation, but will not be extended by any notice period mandated under local law (e.g., active employment would not include a period of “garden leave” or similar period pursuant to local law), and in no event after the Expiration Date; provided that you do not engage in Competition during such 90-day period unless you have received written consent to do so from the Board or the Committee, and (B) all of your Option that was not vested and exercisable on the date of such cessation shall be forfeited immediately upon such cessation. Furthermore, the Board or Committee shall have the exclusive discretion to determine when you are no longer actively employed for purposes of your Option grant.

(vi) No Claim or Entitlement. In consideration of the grant of the Option, no claim or entitlement to compensation or damages shall arise from termination of the Option or diminution in value of the Option or shares of Common Stock purchased through exercise of the Option resulting from termination of your employment by the Company or a Subsidiary (for any reason whatsoever and whether or not in breach of local labor laws) and you irrevocably release the Company and the Subsidiary from any such claim that may arise; if, notwithstanding the foregoing, any such claim is found by a court of competent jurisdiction to have arisen, then, by signing this Agreement, you shall be deemed irrevocably to have waived your entitlement to pursue such claim.

4. Procedure for Exercise.

(a) You may exercise all or any portion of the Option, to the extent it has vested and is outstanding, at any time permitted under the Plan and the Company’s policies and from time to time prior to the Expiration Date, by initiating the exercise through E*Trade Financial Corporate Services, Inc. or as may be approved by the Chief Financial Officer of the Company, together with payment of the Option Price in accordance with the provisions of paragraph 1(b) above. The Option may not be exercised for a fraction of an Option Share.

(b) If the shares of Common Stock issued upon the exercise of the Option are covered by an effective registration statement under the U.S. Securities Act of 1933, as amended, the Option may be exercised by a broker-dealer acting on your behalf if (i) the broker-dealer has received from you or the Company a fully- and duly-endorsed agreement evidencing the Option, (ii) you have delivered signed instructions to the broker-dealer and the Company directing the Company to deliver the shares of Common Stock to be issued upon exercise of the Option to the broker-dealer on your behalf and specifying the account into which such shares should be deposited, (iii) adequate provision has been made with respect to the payment of any withholding taxes due upon such exercise, (iv) the broker-dealer delivers to the Company the aggregate payment of the Option Price in accordance with the provisions of paragraph 1(b) above, and (v) you and the broker-dealer have otherwise complied with Section 220.3(e)(4) of Regulation T, 12 CFR Part 220, or any successor provision.

5. Tax and Withholding of Taxes.

(a) Taxation of Options The Optionee shall be taxed in Israel in respect of the Option and the Shares received upon exercise, in accordance with the provisions of the “capital gain route” under Section 102 of the Ordinance, including the provisions of the Regulations, and any tax ruling or Agreement obtained by the Company or Employer with regard to the Plan

(b) Responsibility for Taxes. Regardless of any action the Company or your employer (the “Employer”) or the Trustee takes with respect to any or all income tax, social insurance, payroll tax, payment on account or other tax-related withholding (“Tax-Related Items”), you acknowledge that the ultimate liability for all Tax-Related Items legally due by you is and remains your responsibility and that the Company and/or the Employer and/or the Trustee (1) make no representations or undertakings regarding the treatment of any Tax-Related Items in connection with any aspect of the Option, including, but not limited to, the grant, vesting or exercise of the Option, the subsequent sale of shares of Common Stock acquired pursuant to such exercise and the receipt of any dividends; and (2) do not commit to structure the terms of the grant or any aspect of the Option to reduce or eliminate your liability for Tax-Related Items.

(c) Participant Election. Unless otherwise determined by the Committee, and if permissible under local law, you may elect to (1) deliver shares of Common Stock (or have the Company withhold Option Shares acquired upon exercise of the Option, provided that the Company only withholds the amount of shares of Common Stock necessary to satisfy the minimum withholding amount) or (2) sell or arrange for the sale of shares that you acquire upon exercise of the Option (on your behalf and at your direction pursuant to this authorization) to satisfy, in whole or in part, the amount the Company is required to withhold for Tax-Related Items in connection with the exercise of the Option. Such election must be made on or before the date the amount of tax to be withheld is determined. Once made, the election shall be irrevocable. The fair market value of the shares to be withheld or delivered will be the Fair Market Value as of the date the amount of tax to be withheld is determined.

(d) Company Requirement. The Company and/or Employer, to the extent permitted or required by law, shall have the right to deduct from any payment of any kind (including salary or bonus) otherwise due to you, an amount equal to any Tax-Related Items of any kind required by law to be withheld with respect to the exercise of the Option or the delivery of Option Shares under this Agreement.

Finally, you will pay to the Company or the Employer or the Trustee any amount of Tax-Related Items that the Company or the Employer or the Trustee may be required to withhold as a result of your participation in the Plan or your purchase of shares of Common Stock that cannot be satisfied by the means previously described. The Company may refuse to honor the exercise and refuse to deliver the shares of Common Stock if you fail to comply with your obligations in connection with the Tax-Related Items as described in this section.

6. Transferability of Option and Shares. You may transfer the Option granted hereunder only by will or the laws of descent and distribution. Unless the context requires otherwise, references herein to you are deemed to include any permitted transferee under this paragraph 5. Unless the Committee determines otherwise, the Option may be exercised only by you or by the executor or administrator of your estate or any person to whom the Option is transferred by will or the laws of descent. As long as the Shares are held by the Trustee for your benefit, all of your rights over the Shares cannot be transferred, assigned, pledged or mortgaged, other than by will or laws of descent and distribution.

7. Adjustments. In the event of a reorganization, recapitalization, stock dividend (other than regular cash dividends paid pursuant to an announced dividend policy), or stock split, combination or other reclassification affecting the Option Shares, the Board or the Committee shall make such adjustment as it deems appropriate in the number and kind of Options available for granting under the Plan, the number and kind of shares covered by the Option and in the Exercise Price. Any such adjustment shall be final, conclusive and binding for all purposes.

8. Amendment or Substitution of Option. The terms of the Option may be amended from time to time by the Committee in its discretion in any manner that it deems appropriate, including but not limited to, acceleration of the date of exercise of the Option and/or payments thereunder (but only to the extent permitted by regulations issued under Section 409A(a)(3) of the U.S. Internal Revenue Code); provided that, except as otherwise provided in paragraph 6 above, no such amendment shall adversely affect in a material manner any of your rights under the award without your written consent.

9. Nature of Grant. In accepting the grant, you acknowledge that:

(a) the Plan is established voluntarily by the Company, it is discretionary in nature and it may be modified, amended, suspended or terminated by the Company at any time, unless otherwise provided in the Plan and this Agreement;

(b) the grant of the Option is voluntary and occasional and does not create any contractual or other right to receive future grants of options, or benefits in lieu of options, even if options have been granted repeatedly in the past;

(c) all decisions with respect to future option grants, if any, will be at the sole discretion of the Company;

(d) your participation in the Plan shall not create a right to further employment with the Employer and shall not interfere with the ability of the Employer to terminate your employment relationship at any time with or without cause;

(e) you are voluntarily participating in the Plan;

(f) the Option is an extraordinary item that does not constitute compensation of any kind for services of any kind rendered to the Company or the Employer, and which is outside the scope of your employment contract, if any;

(g) the Option is not part of normal or expected compensation or salary for any purposes, including, but not limited to, calculating any severance, resignation, termination, redundancy, end of service payments, bonuses, long-service awards, pension or retirement benefits or similar payments and in no event should be considered as compensation for, or relating in any way to, past services for the Company or the Employer;

(h) in the event that you are not an employee of the Company, the Option grant and your participation in the Plan will not be interpreted to form an employment contract or relationship with the Company; and furthermore, the Option grant will not be interpreted to form an employment contract with the Employer or any subsidiary or affiliate of the Company;

(i) the future value of the underlying shares of Common Stock is unknown and cannot be predicted with certainty;

(j) if the underlying shares of Common Stock do not increase in value, the Option will have no value;

(k) if you exercise your Option and obtain shares of Common Stock, the value of those shares of Common Stock acquired upon exercise may increase or decrease in value, even below the exercise price;

(l) the Company is not providing any tax, legal or financial advice, nor is the Company making any recommendations regarding your participation in the Plan, or your acquisition or sale of the underlying shares of Common Stock; and

(m) You are hereby advised to consult with your own personal tax, legal and financial advisors regarding your participation in the Plan before taking any action related to the Plan.

10. Data Privacy. You hereby explicitly and unambiguously consent to the collection, use and transfer, in electronic or other form, of your personal data as described in this Agreement and any other Option grant materials by and among, as applicable, the Employer, the Company and its subsidiaries and affiliates for the exclusive purpose of implementing, administering and managing your participation in the Plan.

You understand that the Company and the Employer may hold certain personal information about you, including, but not limited to, your name, home address and telephone number, date of birth, social insurance number or other identification number, salary, nationality, job title, any shares of stock or directorships held in the Company, details of all options or any other entitlement to shares of stock awarded, canceled, exercised, vested, unvested or outstanding in your favor, for the exclusive purpose of implementing, administering and managing the Plan (“Data”).

You understand that Data will be transferred to the Trustee and to E*Trade Financial Corporate Services, Inc., or such other stock plan service provider as may be selected by the Company in the future, which is assisting the Company with the implementation, administration and management of the Plan. You understand that the recipients of the Data may be located in the United States or elsewhere, and that the recipients’ country (e.g., the United States) may have different data privacy laws and protections than your country. You understand that you may request a list with the names and addresses of any potential recipients of the Data by contacting your local human resources representative. You authorize the Company, E*Trade Financial Corporate Services, Inc. and any other possible recipients which may assist the Company

(presently or in the future) with implementing, administering and managing the Plan to receive, possess, use, retain and transfer the Data, in electronic or other form, for the sole purpose of implementing, administering and managing your participation in the Plan. You understand that Data will be held only as long as is necessary to implement, administer and manage your participation in the Plan. You understand that you may, at any time, view Data, request additional information about the storage and processing of Data, require any necessary amendments to Data or refuse or withdraw the consents herein, in any case without cost, by contacting in writing your local human resources representative. You understand, however, that refusing or withdrawing your consent may affect your ability to participate in the Plan. For more information on the consequences of your refusal to consent or withdrawal of consent, you understand that you may contact your local human resources representative.

11. Governing Law. This Notice shall be governed by and construed in accordance with the internal laws of the State of Delaware without regard to that body of law pertaining to choice of law or conflict of law.

For purposes of litigating any dispute that arises under this grant or the Agreement, the parties hereby submit to and consent to the jurisdiction of the State of California, agree that such litigation shall be conducted in the courts of Santa Clara county, or the federal courts for the United States for the Northern District of California, where this grant is made and/or to be performed.

12. Language. If you have received this Agreement or any other document related to the Plan translated into a language other than English and if the translated version is different than the English version, the English version will control, unless otherwise prescribed by local law.

13. Electronic Delivery. The Company may, in its sole discretion, decide to deliver any documents related to the Option granted under and participation in the Plan or future options that may be granted under the Plan by electronic means or to request your consent to participate in the Plan by electronic means. You hereby consent to receive such documents by electronic delivery and, if requested, to agree to participate in the Plan through an on-line or electronic system established and maintained by the Company or a third party designated by the Company.

14. Severability. The provisions of this Agreement are severable and if any one or more provisions are determined to be illegal or otherwise unenforceable, in whole or in part, the remaining provisions shall nevertheless be binding and enforceable.

15. Security Law Filings. An exemption from filing a prospectus with relation to the Plan has been granted to the Company by the Israeli Securities Authority. Copies of the Plan and the Form S-8 registration statement for the Plan filed with the United States Securities and Exchange Commission are available with Shimrit Hoffman at 972-3-9029730 Ext. 8144.

Please confirm your agreement with the foregoing by signing and returning a copy of this Notice to your designated HR partner.

Very truly yours,
VERIFONE HOLDINGS, INC.

By:

Name: Douglas G. Bergeron
Title: Chairman and CEO

By accepting this stock option notice you hereby declare that you are familiar with Section 102 and the regulations and rules promulgated thereunder, including without limitations the type of grant made hereunder and the tax implications applicable to such grant and that you agree to comply with such provisions, as amended from time to time. You agree to the terms and conditions of the trust deed signed between the Trustee the Company and the Employer, including but not limited to the control of the Options and Shares or any rights issued with respect thereto, including bonus shares, by the Trustee. You acknowledge that releasing the Options and/or the Shares from the trust prior to the termination of the Lock-Up Period constitutes a violation of the terms of Section 102 and you agrees to bear the relevant sanctions. Furthermore, you hereby acknowledges that if you cease to be an Israeli resident or your employment is terminated, the Options and the Shares shall remain subject to Section 102, the trust agreement and the Plan. In addition you hereby declare that you have had an opportunity to obtain the advice of counsel and your own independent professional advice prior to accepting this notice.

Accepted and Agreed as of

the date first above written:

FIRST_NAME- LAST_NAME-

By:

Name: FIRST_NAME- LAST_NAME-

Address:

ADDRESS_LINE1-

ADDRESS_LINE2-

CITY-, STATE- ZIP-

COUNTRY-